Exhibit (a)(5)(i)

Media Release

Macquarie Global Infrastructure Total Return Fund Inc.
Commences Tender Offer

New York, NY — October 18, 2012 — Macquarie Global Infrastructure Total Return Fund Inc. (NYSE: MGU) (the “Fund”) announced today it is commencing a tender offer (the “Offer”) to purchase for cash up to 3,463,415 (representing approximately 20%) of its issued and outstanding shares of common stock, par value $0.001 per share, at a price equal to 95% of the net asset value (“NAV”) per share, determined as of the business day immediately following the day the Offer expires. The Offer will expire on November 16, 2012, at 12:00 midnight, New York City time, or on such later date to which the Offer is extended.

If the number of shares validly tendered and not properly withdrawn exceeds the maximum amount of the Offer then, on the terms and subject to the conditions of the Offer, the Fund will purchase shares from tendering stockholders on a pro rata basis. Accordingly, there is no assurance that the Fund will purchase all of a stockholder’s tendered shares.

The NAV per share as of the close of the regular trading session of the NYSE on October 17, 2012 was $21.81 and the last reported sale price on the NYSE on such date for a share was $19.97. Until the Offer expires, NAV per share quotations can be obtained from AST Fund Solutions, LLC, the information agent for the Offer, by calling (800) 331-7024 (toll free) between the hours of 9:00 a.m. and 5:00 P.M., New York City Time, Monday through Friday (except holidays). The depositary for the offer is The Colbent Corporation.

None of the Fund, its Board, its investment adviser or the information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the Offer. Stockholders, together with their tax and financial advisors, are solely responsible for determining how many shares they will tender, if any, for purchase by the Fund.

This press release is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares. The solicitation and offer to buy shares will only be made pursuant to the offer to purchase and the other tender offer documents that the Fund is disseminating to its stockholders. A free copy of the tender offer documents filed by the Fund with the SEC may be obtained, when filed, from the SEC’s website at www.sec.gov or from the Fund’s website at www.macquarie.com/mgu, or by calling AST Fund Solutions, LLC at (800) 331-7024 (toll free). Stockholders are urged to read these materials carefully prior to making any decision with respect to the Offer.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. These statements are based on the current expectations and beliefs of the Fund’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include references to completion of the tender offer and the payment for shares related thereto. These statements, including their underlying assumptions, are subject to risks and uncertainties and are not guarantees of future performance. Results may differ due to various factors such as the possibility that stockholders may not tender their shares in the tender offer, or other conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read our filings with the Securities and Exchange Commission related to the tender offer, including our Schedule TO and the documents referred to therein. Except as required by law, the Fund is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

About Macquarie Global Infrastructure Total Return Fund Inc.

Macquarie Global Infrastructure Total Return Fund Inc. is a non-diversified, closed-end management investment company that seeks to provide a high level of total return consisting of dividends and other income, and capital appreciation. The Fund’s investment adviser is Macquarie Capital Investment Management LLC with its principal executive offices located at 125 West 55th Street, New York, New York 10019. The Fund is a closed-end fund and does not continuously offer or redeem shares.

About Macquarie

Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie’s main business focus is making returns by providing a diversified range of services to clients. Founded in 1969, Macquarie operates in more than 70 office locations in 28 countries and employs more than 14,200 people. Assets under management total approximately US$339 billion at March 31, 2012.

For further information, please contact:

Brad Frishberg, Director, Chief Executive

Officer and President of Macquarie Global

Infrastructure Total Return Fund Inc.

212 231 1000

Media contact:

Paula Chirhart

Corporate Communications, Macquarie Group

Tel: +1 212 231 1310

Stockholder contact

AST Fund Solutions, LLC at (800) 331-7024

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